SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Concordia Healthcare Corp.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

206519

(CUSIP Number)

Hayley Tanguy

Cinven Capital Management (V) General Partner Limited

East Wing, Trafalgar Court, Les Banques

St. Peter Port, Guernsey GY1 3PP

Tel: +44 (0)1481749705

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Andrew J. Beck

Torys LLP

1114 Avenue of the Americas, 23rd Floor

New York. New York 10036

Tel: (212) 880-60000

October 21, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 206519

1	Names of reporting persons CINVEN CAPITAL MANAGEMENT (V) GENERAL PARTNER LIMITED
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds SC
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization GUERNSEY

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,561,983 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 6,561,983 (See Item 5)

11	Aggregate amount beneficially owned by each reporting person 6,561,983 (See Item 5)
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☒
13	Percent of class represented by amount in Row (11) 12.91%
14	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 206519

1	Names of reporting persons CINVEN CAPITAL MANAGEMENT (V) LIMITED PARTNERSHIP INCORPORATED
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds SC
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization GUERNSEY

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,561,983 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 6,561,983 (See Item 5)

11	Aggregate amount beneficially owned by each reporting person 6,561,983 (See Item 5)
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☒
13	Percent of class represented by amount in Row (11) 12.91%
14	Type of reporting person PN

CUSIP No. 206519

1	Names of reporting persons FIFTH CINVEN FUND (NO.1) LIMITED PARTNERSHIP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds SC
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization GUERNSEY

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,561,983 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 6,561,983 (See Item 5)

11	Aggregate amount beneficially owned by each reporting person 6,561,983 (See Item 5)
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 12.91%
14	Type of reporting person PN

SCHEDULE 13D

CUSIP No. 206519

1	Names of reporting persons FIFTH CINVEN FUND (NO.2) LIMITED PARTNERSHIP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds SC
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization GUERNSEY

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,561,983 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 6,561,983 (See Item 5)

11	Aggregate amount beneficially owned by each reporting person 6,561,983 (See Item 5)
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 12.91%
14	Type of reporting person PN

SCHEDULE 13D

CUSIP No. 206519

1	Names of reporting persons FIFTH CINVEN FUND (NO.3) LIMITED PARTNERSHIP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds SC
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization GUERNSEY

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,561,983 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 6,561,983 (See Item 5)

11	Aggregate amount beneficially owned by each reporting person 6,561,983 (See Item 5)
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 12.91%
14	Type of reporting person PN

SCHEDULE 13D

CUSIP No. 206519

1	Names of reporting persons FIFTH CINVEN FUND (NO.4) LIMITED PARTNERSHIP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds SC
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization GUERNSEY

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,561,983 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 6,561,983 (See Item 5)

11	Aggregate amount beneficially owned by each reporting person 6,561,983 (See Item 5)
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 12.91%
14	Type of reporting person PN

SCHEDULE 13D

CUSIP No. 206519

1	Names of reporting persons FIFTH CINVEN FUND (NO.5) LIMITED PARTNERSHIP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds SC
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization GUERNSEY

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,561,983 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 6,561,983 (See Item 5)

11	Aggregate amount beneficially owned by each reporting person 6,561,983 (See Item 5)
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 12.91%
14	Type of reporting person PN

SCHEDULE 13D

CUSIP No. 206519

1	Names of reporting persons FIFTH CINVEN FUND (NO.6) LIMITED PARTNERSHIP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds SC
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization GUERNSEY

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,561,983 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 6,561,983 (See Item 5)

11	Aggregate amount beneficially owned by each reporting person 6,561,983 (See Item 5)
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 12.91%
14	Type of reporting person PN

SCHEDULE 13D

CUSIP No. 206519

1	Names of reporting persons FIFTH CINVEN FUND CO-INVESTMENT PARTNERSHIP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds SC
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization ENGLAND AND WALES

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,561,983 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 6,561,983 (See Item 5)

11	Aggregate amount beneficially owned by each reporting person 6,561,983 (See Item 5)
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 12.91%
14	Type of reporting person PN

SCHEDULE 13D

CUSIP No. 206519

1	Names of reporting persons CINVEN MANCO S.A.R.L
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds SC
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization LUXEMBOURG

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,561,983 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 6,561,983 (See Item 5)

11	Aggregate amount beneficially owned by each reporting person 6,561,983 (See Item 5)
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 12.91%
14	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 206519

1	Names of reporting persons FIFTH CINVEN FUND FCP-SIF
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds SC
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization LUXEMBOURG

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,561,983 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 6,561,983 (See Item 5)

11	Aggregate amount beneficially owned by each reporting person 6,561,983 (See Item 5)
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 12.91%
14	Type of reporting person OO

SCHEDULE 13D

CUSIP No. 206519

1	Names of reporting persons CCM GENERAL PARTNER LIMITED
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds SC
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization JERSEY

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 671,355 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 671,355 (See Item 5)

11	Aggregate amount beneficially owned by each reporting person 671,355 (See Item 5)
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.32%
14	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 206519

1	Names of reporting persons CCM CO-INVEST LIMITED PARTNERSHIP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds SC
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization JERSEY

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 671,355 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 671,355 (See Item 5)

11	Aggregate amount beneficially owned by each reporting person 671,355 (See Item 5)
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.32%
14	Type of reporting person PN

SCHEDULE 13D

CUSIP No. 206519

1	Names of reporting persons CCM MEZZANINE CO-INVEST LIMITED PARTNERSHIP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds SC
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization JERSEY

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 671,355 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 671,355 (See Item 5)

11	Aggregate amount beneficially owned by each reporting person 671,355 (See Item 5)
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.32%
14	Type of reporting person PN

1.	Security and Issuer.

The title and class of equity security to which this Statement on Schedule 13D (this “Schedule 13D”) relates is the common shares, no par value (the “Common Shares”), of Concordia Healthcare Corp. (“Concordia”), a corporation incorporated under the laws of Canada. The principal executive offices of Concordia are located at 277 Lakeshore Road East, Suite 302, Oakville, Ontario, Canada L6J 1H9.

All references to “$” in this Schedule 13D are to Canadian dollars.

2.	Identity and Background.

(a)	This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Cinven Capital Management (V) General Partner Limited (“Cinven”), a company organized under the laws of Guernsey;

(ii)	Cinven Capital Management (V) Limited Partnership Incorporated (“GPLP”), a limited partnership organized under the laws of Guernsey which elected to have legal personality;

(iii)	Fifth Cinven Fund (No.1) Limited Partnership (“LP1”), a limited partnership organized under the laws of Guernsey;

(iv)	Fifth Cinven Fund (No.2) Limited Partnership (“LP2”), a limited partnership organized under the laws of Guernsey;

(v)	Fifth Cinven Fund (No.3) Limited Partnership (“LP3”), a limited partnership organized under the laws of Guernsey;

(vi)	Fifth Cinven Fund (No.4) Limited Partnership (“LP4”), a limited partnership organized under the laws of Guernsey;

(vii)	Fifth Cinven Fund (No.5) Limited Partnership (“LP5”), a limited partnership organized under the laws of Guernsey;

(viii)	Fifth Cinven Fund (No.6) Limited Partnership (“LP6”), a limited partnership organized under the laws of Guernsey (together with LP1, LP2, LP3, LP4 and LP5, the “Limited Partnerships”);

(ix)	Fifth Cinven Fund Co-Investment Partnership (“Cinven Co-Investment Partnership”), a general partnership organized under the laws of England and Wales;

(x)	Cinven Manco S.A.R.L. (“Manco”), a company organized under the laws of Luxembourg;

(xi)	Fifth Cinven Fund FCP-SIF (“FCP”), a Luxembourg fonds commun de placement;

(xii)	CCM General Partner Limited (“CCM GP”), a limited company organized under the laws of Jersey;

(xiii)	CCM Co-Invest Limited Partnership (“CCM Co-Invest Partnership”), a limited partnership organized under the laws of Jersey; and

(xiv)	CCM Mezzanine Co-Invest Limited Partnership (“Mezz Co-Invest Partnership”), a limited partnership organized under the laws of Jersey (together with the Limited Partnerships, Cinven Co-Investment Partnership, FCP, and CCM Co-Invest Partnership, the “Funds”).

Schedule I hereto, with respect to Cinven representing GPLP and the Limited Partnerships, Schedule II hereto, with respect to CIP (V) Nominees Limited representing Cinven Co-Investment Partnership, Schedule III hereto, with respect to Cinven Manco S.A.R.L. representing FCP, and Schedule IV hereto, with respect to CCM GP as general partner of CCM Co-Invest Partnership and Mezz Co-Invest Partnership, set forth a list of all the directors and executive officers or persons holding equivalent positions (collectively, the “Scheduled Persons”) of each such Reporting Person and the principal business address of each Scheduled Person.

(b)	The principal business address of each of Cinven, GPLP and the Limited Partnerships is East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 3PP. The principal business address of Cinven Co-Investment Partnership is Warwick Court, Paternoster Square, London, EC4M 7AG. The principal business address of each of Manco and FCP is 7, rue Lou Hemmer, L-1748, Luxembourg. The principal business address of each of CCM GP, CCM Co-Invest Partnership and Mezz Co-Invest Partnership is 11-15 Seaton Place, St. Helier, Jersey, JE4 0QH.

(c)	The principal business of each of the Limited Partnerships, Cinven Co-Investment Partnership, FCP, CCM Co-Invest Partnership and Mezz Co-Invest Partnership is investing in other companies. Cinven is principally engaged in the business of being the general partner of the general partner of the Limited Partnerships. GPLP is principally engaged in the business of being the general partner of the Limited Partnerships. Manco is principally engaged in the business of managing the FCP. CCM GP is principally engaged in the business of being the general partner of CCM Co-Invest Partnership and Mezz Co-Invest Partnership.

(d)-(e)	During the last five years, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Schedules I through IV hereto set forth the citizenships of each of the Scheduled Persons who is a natural person.

3.	Source and Amount of Funds or Other Consideration.

On October 21, 2015, the Funds acquired ownership of 7,233,338 Common Shares pursuant to the exercise of options with respect to the Common Shares implemented pursuant to the terms of a Purchase Agreement dated September 4, 2015, as amended on October 20, 2015 (the “Agreement”) among Concordia, Concordia Investments (Jersey) Limited (a company incorporated in Jersey and a wholly-owned subsidiary of Concordia) (”Buyer”), the Funds, and certain other stockholders of Amdipharm Mercury Limited (a company incorporated in Jersey) (“AMCo”).

The value attributed under the Agreement to each Common Share was C$107.30, being an amount equal to the value of a Common Share as at immediately prior to the date of the Agreement calculated based on the last reported per share sales price (as of the end of regular trading at 4:00 p.m. (Eastern time) on the business day immediately prior to the date of the Agreement) of the Common Shares on the Toronto Stock Exchange as reported by the Toronto Stock Exchange.

See also Item 4 and Item 5.

4.	Purpose of Transaction.

Under the Agreement, the Buyer acquired all of the issued and outstanding shares of AMCo in exchange for consideration to the Funds and the other stockholders of AMCo that included, among other things, 8,490,000 non-voting ordinary shares in the capital of the Buyer (the “Buyer Shares”) and an option providing for the exchange of the Buyer Shares for 8,490,000 Common Shares (the “Option”). Immediately following completion of the transactions provided for in the Agreement (the “Transactions”), Concordia exercised the Option and, in respect of the Funds, exchanged all 7,233,338 Buyer Shares acquired by the Funds in the Transactions for 7,233,338 common shares issued to the Funds by Concordia. Prior to the completion of the Transaction and the exercise of the Option, none of Cinven, CCM GP, the Funds nor any other fund managed by or affiliated with Cinven or CCM GP owned or controlled any Common Shares. The 7,233,338 Common Shares acquired pursuant to the exercise of the Option represent approximately 14.23% of the outstanding Common Shares.

The Funds acquired the Common Shares pursuant to the exercise of the Option implemented as part of the consideration for the sale of AMCo and its subsidiaries pursuant to the Agreement. The Funds may in the future take such actions in respect of their shareholdings in Concordia as they may deem appropriate in light of the circumstances then existing, including the sale of all or a portion of their holdings in the open market, in privately negotiated transactions to one or more purchasers or pursuant to registered offerings of their common shares of Concordia.

In addition to the Agreement, Concordia, Cinven, the Funds and certain other parties entered into a registration rights agreement dated October 21, 2015 (the “Registration Rights Agreement”) (a copy of which is filed herewith), pursuant to which Concordia has granted certain registration rights (with respect to transactions carried out following January 31, 2016) to the other parties to such agreement.

Concordia, Cinven and the Funds have also entered into a governance agreement dated October 21, 2015 (the “Governance Agreement”). Item 5 provides a summary of the material terms of the Governance Agreement, but does not purport to be complete and is subject to, and qualified in its entirety by, reference to the terms of the Governance Agreement, a copy of which is filed herewith.

Each of Cinven, the Limited Partnerships, Cinven Co-Investment Partnership, Manco, FCP, CCM GP, CCM Co-Invest Partnership and Mezz Co-Invest Partnership will review its investment in Concordia on a regular basis and, as a result thereof, may at any time and from time to time determine to take any available course of action and may take any steps to implement any such course of action, which may involve one or more of the types of transaction specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding anything to the contrary in this Schedule 13D, each of Cinven, the Limited Partnerships, Cinven Co-Investment Partnership, Manco, FCP, CCM GP, CCM Co-Invest Partnership and Mezz Co-Invest Partnership specifically reserves the right to change its intentions with respect to any or all of such matters.

Other than as described or contemplated above, none of the Reporting Persons and, to the Reporting Persons’ knowledge, the Scheduled Persons, has any current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of Concordia, or the disposition of securities of Concordia;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Concordia or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of Concordia or any of its subsidiaries;

(d)	any change in the present board of directors or management of Concordia, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of Concordia;

(f)	any other material change in Concordia’s business or corporate structure;

(g)	changes in Concordia’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Concordia by any person;

(h)	causing a class of securities of Concordia to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of Concordia becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

See Item 3 and Item 5. The information set forth in response to this Item 4 is qualified in its entirety by reference to the Agreement, the Registration Rights Agreement and the Governance Agreement.

5.	Interest in Securities of the Issuer.

(a)-(b)	The 7,233,338 Common Shares acquired by the Funds pursuant to the exercise of the Option represent approximately 14.23% of the outstanding Common Shares.

As of the date hereof, each of Cinven, GPLP, the Limited Partnerships, Cinven Co-Investment Partnership and FCP may be deemed to be the beneficial owner of 6,561,983 Common Shares. As of the date hereof, each of CCM GP, CCM Co-Invest Partnership, and Mezz Co-Invest Partnership may be deemed to be the beneficial owner of 671,355 Common Shares.

The Limited Partnerships are controlled and managed by Cinven, which is authorized and regulated by the Guernsey Financial Services Commission. The FCP is managed and controlled by Manco. The Limited Partnerships, the Cinven Co-Investment Partnership and the FCP are parties to an agreement whereby the Cinven Co-Invest Partnership and the FCP act in accordance with the actions of the Limited Partnerships, meaning that Cinven also effectively controls the Cinven Co-Invest Partnership and the FCP.

Each of the CCM Co-Invest Partnership and the Mezz Co-Invest Partnership is controlled by its general partner, CCM GP. Each of the CCM Co-Invest Partnership and the Mezz Co-Invest Partnership is a party to a limited partnership agreement whereby, amongst other things, CCM GP has agreed to dispose of its Common Shares in accordance with the Limited Partnerships.

Each Reporting Person disclaims beneficial ownership of the Common Shares held by any person, other than such Reporting Person.

(c)	Other than as described in Item 4, none of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has effected any transaction in Common Shares during the past sixty (60) days.

(d)	Other than as described herein, no person is known to any of the Reporting Persons or, to the Reporting Persons’ knowledge, the Scheduled Persons, to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any such Common Shares.

(e)	Not applicable.

6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the Agreement, Concordia, Cinven, the Funds and certain other parties entered into the Registration Rights Agreement, pursuant to which Concordia has granted certain registration rights (with respect to transactions carried out following January 31, 2016) to the other parties to such agreement, a copy of which is filed herewith.

Concordia, Cinven and the Funds have also entered into the Governance Agreement. The following is a summary of the material terms of the Governance Agreement, but does not purport to be complete and is subject to, and qualified in its entirety by, reference to the terms of the Governance Agreement, a copy of which is filed herewith.

Term

The Governance Agreement will terminate on the earlier of (i) the date upon which the Funds and their controlled affiliates no longer beneficially own at least 1% of the then outstanding Common Shares, and (ii) the date upon which any person completes any business combination or reorganization transaction where the shareholders of Concordia immediately prior to the completion of such transaction hold less than 50% of the equity securities in the capital of the entity resulting upon the completion of such transaction.

Transfer Restrictions - Restricted Period

Until January 31, 2016 (the “Restricted Period”), the Funds may not directly or indirectly sell, offer to sell, pledge, or otherwise transfer any Common Shares, or enter into any instrument or arrangement that transfers the economic risk of ownership of any Common Shares, including short selling Common Shares or securities convertible into or exercisable or exchangeable for Common Shares. Despite these restrictions, the Funds may undertake the following limited transfers of Common Shares during the Restricted Period (“Permitted Transfers”):

(i) transfers to the Funds that hold Common Shares and any controlled affiliate of Cinven or the Funds as long as such transferee agrees to be bound by the Governance Agreement;

(ii) a transfer pursuant to a business combination or other similar transaction that has been approved and publicly recommended for acceptance by shareholders of Concordia by Concordia’s board of directors;

(iii) a transfer pursuant to a take-over bid that meets certain criteria prescribed by the Governance Agreement;

(iv) a transfer to Concordia or a subsidiary of Concordia; or

(v) a transfer of Common Shares pursuant to the Registration Rights Agreement.

Transfer Restrictions - Post Restricted Period Transfers

After the Restricted Period, as long as the Funds hold at least 10% of the issued and outstanding Common Shares, the Funds collectively may not transfer more than 2% of the then issued and outstanding Common Shares in any calendar month, unless Cinven (on behalf of the Funds) engages Concordia, in good faith, to seek to implement a marketed transfer of such Common Shares (whether by private placement or public offering). However, in any event, the Funds may transfer such Common Shares through a non-publicized pre-arranged off-exchange block trade using a securities dealer acceptable to Cinven and Concordia.

Transfer Restrictions - Block Transfers

The Funds may only transfer Common Shares representing 10% or more of the then issued and outstanding Common Shares in the aggregate to any one person and its affiliates with Concordia’s prior written consent (not to be unreasonably withheld) (i) after the Restricted Period and to persons on a list of certain pre-determined permitted transferees, or (ii) pursuant to a Permitted Transfer.

Transfer Restrictions - Prohibited Transfers

The Funds will not transfer any Common Shares to any Concordia competitor or to any activist investor as set forth on certain lists (as such lists may be adjusted from time to time).

Voting

As long as the Funds have the right to nominate a director to Concordia’s board of directors, the Funds must use reasonable best efforts to cause all Common Shares and any other securities of Concordia held by them and their controlled affiliates not to be voted against, or withheld from voting for, as applicable (i) persons nominated and publicly recommended to serve as directors of Concordia by management or Concordia’s board of directors, and (ii) with respect to any other matter to be voted on by shareholders of Concordia, the public recommendation of Concordia’s board of directors.

Despite the preceding paragraph, the Funds and their respective controlled affiliates may vote at their discretion in respect of (i) the issuance of equity securities in connection with any arrangement, business combination or other similar transaction, and (ii) any arrangement, business combination, or similar transaction of Concordia. However, the Funds may not publicly announce the manner in which they will vote without Concordia’s prior written consent. If such proposal has not been approved, or has been publicly rejected or not recommended for acceptance by Concordia shareholders by Concordia’s board of directors, and while the Funds have the right to nominate a director to Concordia’s board of directors, each of the Funds and their controlled affiliates are required to use reasonable best efforts to vote against such proposal.

Standstill

Until the first business day that the Funds and their respective controlled affiliates collectively beneficially own less than 5% of the then issued and outstanding Common Shares (on a non-diluted basis) (except in the case of (i) below, which shall be effective until none of the Funds and their respective controlled affiliates beneficially own any Common Shares), the Funds and their controlled affiliates will not, directly or indirectly, without the prior written consent or waiver of Concordia:

(i) acquire, offer, seek to, agree to, or make a proposal to, acquire, any securities or rights to acquire securities of Concordia or any subsidiary, although this restriction does not apply if, immediately following such acquisition, the aggregate beneficial ownership of Common Shares of the Funds and their respective controlled affiliates, as a group, would not exceed the greater of (a) the initial percentage of Common Shares held by the Funds immediately following the exercise of the Option, as such percentage may be lowered from time to time pursuant to any transfer (other than to a Fund or a controlled affiliate of Cinven or any Fund) and (b) 4.99% of the number of outstanding Common Shares on such date (on a non-diluted basis); and

(ii) undertake certain additional actions that may affect control of or which are hostile to Concordia (including, among others, offering to acquire assets of Concordia; conducting any take-over bid, merger, business combination or other similar transaction; soliciting proxies; calling a meeting of shareholders or initiating a shareholder proposal).

These standstill prohibitions will not apply to the activities of the Funds or any of their respective affiliates in connection with:

(i) acquisitions made as a result of a share dividend, capital reorganization, or other like changes approved and/or publicly recommended by Concordia’s board of directors;

(ii) acquisitions where the Funds (or their affiliates) acquire a previously unaffiliated business entity that beneficially owns securities of Concordia, as long as those securities are divested within a prescribed period of time and, prior to such divestment, continue to be voted in accordance with the requirements of the Governance Agreement;

(iii) Permitted Transfers; or

(iv) hedging activities involving index-linked instruments, provided that securities of Concordia represent not more than 5% of the underlying index.

Board Nomination Right

As long as the Funds hold at least an aggregate of 10% or more of the then issued and outstanding Common Shares (on a non-diluted basis), Concordia agrees to use commercially reasonable efforts to (i) nominate to its board of directors one nominee selected by the Funds, who shall be acceptable to the Board and legally eligible to act as a director (the “Cinven Nominee”), (ii) recommend that Concordia’s shareholders vote in favor of or consent to the election of (or against the removal of, as the case may be) the Cinven Nominee as a director, and (iii) cause all properly completed proxies regarding the election or removal of directors whereby the proxyholder is a management appointee of Concordia to be voted at the relevant time in the manner specified in such proxies. Concordia has agreed to discuss the transfer and assignment of the Funds’ right to nominate a person for election to Concordia’s board of directors to bona fide proposed purchasers of Common Shares held by the Funds, provided that the proposed purchaser acquires at least 10% of the issued and outstanding Common Shares, and provided further that such proposed purchase is not made by an activist investor or a competitor of Concordia as set forth on certain lists (as such lists may be adjusted from time to time).

7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement.

Exhibit 2	Registration Rights Agreement, dated October 21, 2015, among Concordia Healthcare Corp., Cinven Capital Management (V) General Partner Limited, the Funds, Bhikhu Chhotabhai Kalidas Patel and Vijaykumar Chhotabhai Kalidas Patel.

Exhibit 3	Governance Agreement, dated October 21, 2015, among Concordia Healthcare Corp., Cinven Capital Management (V) General Partner Limited, and the Funds, together with each of their respective Permitted Transferees (as defined therein).

Exhibit 4	Press release issued by Concordia Healthcare Corp., dated October 21, 2015 (incorporated by reference to Concordia’s Form 6-K filed with the SEC on October 21, 2015).

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, each undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2015	CINVEN CAPITAL MANAGEMENT (V) GENERAL PARTNER LIMITED

	By:	/s/ Hayley Tanguy
Name: Hayley Tanguy
Title: Director

CINVEN CAPITAL MANAGEMENT (V) LIMITED PARTNERSHIP INCORPORATED, by its general partner, CINVEN CAPITAL MANAGEMENT (V) GENERAL PARTNER LIMITED

By:	/s/ Hayley Tanguy
Name: Hayley Tanguy
Title: Director

FIFTH CINVEN FUND (NO.1) LIMITED PARTNERSHIP, by its general partner, CINVEN CAPITAL MANAGEMENT (V) LIMITED PARTNERSHIP INCORPORATED, by its general partner, CINVEN CAPITAL MANAGEMENT (V) GENERAL PARTNER LIMITED

By:	/s/ Hayley Tanguy
Name: Hayley Tanguy
Title: Director

FIFTH CINVEN FUND (NO.2) LIMITED PARTNERSHIP, by its general partner, CINVEN CAPITAL MANAGEMENT (V) LIMITED PARTNERSHIP INCORPORATED, by its general partner, CINVEN CAPITAL MANAGEMENT (V) GENERAL PARTNER LIMITED

By:	/s/ Hayley Tanguy
Name: Hayley Tanguy
Title: Director

FIFTH CINVEN FUND (NO.3) LIMITED PARTNERSHIP, by its general partner, CINVEN CAPITAL MANAGEMENT (V) LIMITED PARTNERSHIP INCORPORATED, by its general partner, CINVEN CAPITAL MANAGEMENT (V) GENERAL PARTNER LIMITED

By:	/s/ Hayley Tanguy
Name: Hayley Tanguy
Title: Director

FIFTH CINVEN FUND (NO.4) LIMITED PARTNERSHIP, by its general partner, CINVEN CAPITAL MANAGEMENT (V) LIMITED PARTNERSHIP INCORPORATED, by its general partner, CINVEN CAPITAL MANAGEMENT (V) GENERAL PARTNER LIMITED

By:	/s/ Hayley Tanguy
Name: Hayley Tanguy
Title: Director

FIFTH CINVEN FUND (NO.5) LIMITED PARTNERSHIP, by its general partner, CINVEN CAPITAL MANAGEMENT (V) LIMITED PARTNERSHIP INCORPORATED, by its general partner, CINVEN CAPITAL MANAGEMENT (V) GENERAL PARTNER LIMITED

By:	/s/ Hayley Tanguy
Name: Hayley Tanguy
Title: Director

FIFTH CINVEN FUND (NO.6) LIMITED PARTNERSHIP, by its general partner, CINVEN CAPITAL MANAGEMENT (V) LIMITED PARTNERSHIP INCORPORATED, by its general partner, CINVEN CAPITAL MANAGEMENT (V) GENERAL PARTNER LIMITED

By:	/s/ Hayley Tanguy
Name: Hayley Tanguy
Title: Director

FIFTH CINVEN FUND CO-INVESTMENT PARTNERSHIP, acting by its partner, CIP (V) NOMINEES LIMITED

By:	/s/ Babett Carrier
Name: Babett Carrier
Title: Director

CINVEN MANCO S.A.R.L

By:	/s/ Gautier Laurent
Name: Gautier Laurent
Title: Manager

By:	/s/ Marc Lamberty
Name: Marc Lamberty
Title: Manager

FIFTH CINVEN FUND FCP-SIF, by its manager, CINVEN MANCO S.A.R.L.

By:	/s/ Gautier Laurent
Name: Gautier Laurent
Title: Manager

By:	/s/ Marc Lamberty
Name: Marc Lamberty
Title: Manager

CCM GENERAL PARTNER LIMITED

By:	/s/ Alan Ross
Name: Alan Ross
Title: Alternate Director

CCM CO-INVEST LIMITED PARTNERSHIP by its general partner, CCM GENERAL PARTNER LIMITED

By:	/s/ Alan Ross
Name: Alan Ross
Title: Alternate Director

CCM MEZZANINE CO-INVEST LIMITED PARTNERSHIP, by its general partner, CCM GENERAL PARTNER LIMITED

By:	/s/ Alan Ross
Name: Alan Ross
Title: Alternate Director

SCHEDULE I

Cinven Capital Management (V) General Partner Limited, as general partner of GPLP, the general partner of the Limited Partnerships

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Brian Linden, Director	PO Box 656, East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 3PP	Director, Cinven Capital Management (V) General Partner Limited	United Kingdom
Robin Hall, Director	PO Box 656, East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 3PP	Director, Cinven Capital Management (V) General Partner Limited	United Kingdom
John Boothman, Director	PO Box 656, East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 3PP	Director, Cinven Capital Management (V) General Partner Limited	United Kingdom
William Scott, Director	PO Box 656, East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 3PP	Director, Cinven Capital Management (V) General Partner Limited	United Kingdom
Rupert Dorey, Director	PO Box 656, East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 3PP	Director, Cinven Capital Management (V) General Partner Limited	United Kingdom
Hayley Tanguy, Director	PO Box 656, East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 3PP	Director, Cinven Capital Management (V) General Partner Limited	United Kingdom

SCHEDULE II

CIP (V) Nominees Limited (a partner of Cinven Co-Investment Partnership)

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Lorraine London, Director	Warwick Court, 5 Paternoster Square, London EC4M 7AG	Deputy Finance Director, Cinven Partners LLP	United Kingdom
Michael Colato, Director	Warwick Court, 5 Paternoster Square, London EC4M 7AG	Finance Director, Cinven Partners LLP	United Kingdom
Babett Carrier, Director	Warwick Court, 5 Paternoster Square, London EC4M 7AG	Head of Legal, Cinven Partners LLP	Germany

SCHEDULE III

Cinven Manco S.A.R.L. (as manager of FCP)

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Roberto Italia, Director	Via Monton, 30, 2012 Milan	CEO of Space 2 SPA	Italy
Marc Lamberty, Director	K2 B2 Building 4th Floor, 4, Rue Albert Borschette, Luxembourg L-1246, Luxembourg	Senior Account Manager, Cinven Luxembourg S.A.R.L.	Germany
Gautier Laurent, Director	K2 B2 Building 4th Floor, 4, Rue Albert Borschette, Luxembourg L-1246, Luxembourg	Head of Operations Luxembourg, Cinven Luxembourg S.A.R.L.	France
Joseph Wan, Director	Suite 2910-11, Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Partner, Cinven HK Ltd.	British National (Overseas)
James Bermingham, Director	7, Rue Lou Hemmer, L-1748 Luxembourg-Findel, Grand-Duche de Luxembourg	Manager, Cinven Manco S.A.R.L. administered by Aztec Financial Services (Luxembourg) S.A.	United Kingdom

SCHEDULE IV

CCM General Partner Limited, as general partner of CCM Co-Invest Partnership and Mezz Co-Invest Partnership

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Alexander Leslie, Director	Warwick Court, 5 Paternoster Square, London, EC4M 7AG	Principal, Cinven Partners LLP	United Kingdom
Simon Radford, Director	11-15 Seaton Place, St Helier, Jersey, JE4 0QH	Chief Financial Officer, Aztec Financial Services (Jersey) Limited	United Kingdom
Mark Wanless, Director	11-15 Seaton Place, St Helier, Jersey, JE4 0QH	Chartered Accountant, Aztec Group	United Kingdom